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                          June 2, 2020

       Zeshu Dai
       Chief Executive Officer
       China Xiangtai Food Co., Ltd.
       c/o Chongqing Penglin Food Co., Ltd.
       Xinganxian Plaza
       Building B, Suite 19-1
       Lianglukou, Yuzhong District 400800
       Chongqing, People's Republic of China

                                                        Re: China Xiangtai Food
Co., Ltd.
                                                            Registration
Statement on Form F-3
                                                            Filed May 26, 2020
                                                            File No. 333-238700

       Dear Mr. Dai:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Thomas
Jones at 202-551-3602 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing
       cc:                                              William S. Rosenstadt,
Esq.